1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Emily Rowland

Re:	Angel Oak Financial Strategies Income Term Trust (the “Fund”) (File No. 333-264318) – Information Statement/Prospectus Filing

Dear Ms. Rowland:

This letter responds to comments you conveyed via telephone on May 24, 2022, to me in connection with the Securities and Exchange Commission (“SEC”) staff’s review of the preliminary information statement and prospectus and related materials on Form N-14 (the “Information Statement/Prospectus”) that was filed by the Fund on April 15, 2022, and the responses to the SEC staff’s comments received on May 10, 2022, and May 23, 2022. Capitalized terms not defined herein have the definitions provided to them in the Information Statement/Prospectus.

1.	Comment: Please disclose that none of the waived fees and expenses of the Acquired Fund are subject to recoupment by the Adviser after the Reorganization.

Response: Although the Adviser believes it has the ability to recoup previously waived fees and expenses of the Acquired Fund under the terms of the Expense Limitation Agreement and Agreement and Plan of Reorganization, the Fund has added the following:

The Adviser will not recoup the waived fees and expenses of the Acquired Fund after the Reorganization.

2.	Comment: Please supplementally confirm that the Acquiring Fund has no previously waived fees and expenses subject to recoupment.

Response: The Fund confirms that the Acquiring Fund has no previously waived fees and expenses subject to recoupment.

3.	Comment: Please disclose that the Acquiring Fund has no current intention to issue preferred shares in the 12 months following the Reorganization.

Response: The Fund has added the following:

As of the date of this Information Statement/Prospectus, the Acquiring Fund does not currently intend to issue preferred shares in the 12 months following the Reorganization.

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Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen